

October 25, 2010

Luther L. Jao
President and Principal Executive Officer
Intelligent Communication Enterprise Corporation
13 Spottiswoode Park Road
Singapore 088640

> **RE:** **Intelligent Communication Enterprise Corporation**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-10822**

Dear Mr. Jao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2009

Financial Statements

Note 13. Segment Information, page F-22

1.   We note your response to comment 12 from our letter dated September 16, 2010. Your proposed disclosures do not provide disclosures under ASC 280-10-50-41. Please revise your proposed disclosures or tell us why the disclosures are not required.

Exhibits

2.   We note your response to comment 14 from our letter dated September 16, 2010. However, it appears that shares were issued to several persons since December 15, 2009 and no auditor's consent was ever filed. Please tell us whether this omission results in a contingent liability for the company. If so, include a risk factor describing the uncertainty and the potential liability to the company.

Form 10-Q for the Quarter ended June 30, 2010

Item 4T. Controls and Procedures.

3.   We note your response to comment six from our letter dated September 16, 2010 and that your material weaknesses still remain as of June 30, 2010. Please confirm that your disclosure control and procedures as of June 30, 2010 are effective, and if not, revise accordingly. Also, revise your disclosure to discuss the specific costs and work associated with your remediation efforts and preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K, as noted on pages 15 – 16, especially in light of the date of this letter and your proposed language which suggests that no action has yet been taken.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Kevin Timken, Esq.
        KRUSE LANDA MAYCOCK & RICKS, LLC
        Facsimile (801) 531-7091